SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-14369

NOTIFICATION OF LATE FILING

(Check One):

/ X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q
/ / Form N-SAR

For Period Ended:	December 31, 1999

/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q

/ / Transition Report on Form 20-F / / Transition Report on Form N-SAR

/ / Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full name of registrant	American Community Properties Trust

Former name if applicable

Address of principal executive office (Street and number)
222 Smallwood Village Center
City, state and zip code	St. Charles, Maryland 20602

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why From 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period: Due to the complexity of the circumstances surrounding our restructuring and loss of REIT status by one of our subsidiaries in 1999, which was previously disclosed, the Registrant is still in the process of calculating the exact financial impact on the financial statements.

PART IV
OTHER INFORMATION

    Name and telephone number of person to contact in regard to this notification
Cynthia L. Hedrick	(301)	843-8600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes	/ / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes	/X/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Community Properties Trust

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2000	By:	/s/ Cynthia L. Hedrick
Cynthia L. Hedrick
Vice President and Controller